June 12, 2014

BY OVERNIGHT MAIL

Ms. Amanda Ravitz
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: **POET Technologies Inc.**
        Comment Letter regarding Amendment No. 1 to Registration Statement on Form 20-F, filed
        May 15, 2014, File No. 000-55135

Dear Ms. Ravitz,

As requested by the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated May 30, 2014, regarding Amendment No. 1 to the Registration Statement on Form 20-F of POET Technologies Inc. (the "Company"), filed on May 15, 2014, the Company hereby acknowledges as follows in connection with the filing of the Company's Amendment No. 2 to the Registration Statement on Form 20-F:

1.   The Company is responsible for the adequacy and accuracy of the disclosures included in its filings;

2.   the Company understands that Staff comments or the Company's changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filing; and

3.   the Company understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 401-338-1212 should you require additional information of have questions regarding this letter.

Very truly yours,

POET TECHNOLOGIES INC.

By: _____
        Leon M. Pierhal
        President and Director

cc: Timothy C. Maguire, Pierce Atwood LLP

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